UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Agilysys, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

00847J105

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

300 South Wacker Drive

Suite 600

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847J105

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,066,609

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,066,609

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,066,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00847J105

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,066,609

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,066,609

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,066,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Common Shares, without par value (the “Common Shares”), of Agilysys, Inc., an Ohio corporation (the “Company”), which has its principal executive offices at 425 Walnut Street, Suite 1800, Cincinnati, OH 45202. This Amendment No. 5 amends and supplements, as set forth below, the information contained in items 1, 2, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on September 26, 2014, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on October 17, 2014, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on January 15, 2015, Amendment No. 3 thereto filed by the Reporting Persons with respect to the Company on March 13, 2015, and Amendment No. 4 thereto filed by the Reporting Persons with respect to the Company on May 8, 2015 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 5, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date of this Amendment No. 5.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Equity Partners, L.P. (“Discovery Equity Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, that is primarily engaged in the business of investing in securities on behalf of institutional clients.

The business address of each of the Reporting Persons is 300 South Wacker Drive, Suite 600, Chicago, Illinois 60606.

During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 2,066,609 Common Shares beneficially owned by the Reporting Persons as of January 6, 2017 was approximately $24,267,322. The source of such funds was the assets of Discovery Equity Partners, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Discovery Equity Partners with a broker on customary terms and conditions. Discovery Equity Partners is the legal owner of all of the Common Shares beneficially owned by Discovery Group.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 23,398,724 Common Shares reported outstanding as of November 4, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Discovery Equity Partners beneficially owns 2,066,609 Common Shares as of January 6, 2017, which represents 8.8% of the outstanding Common Shares.

Discovery Group beneficially owns 2,066,609 Common Shares as of January 6, 2017, which represents 8.8% of the outstanding Common Shares.

Discovery Group is the investment manager of Discovery Equity Partners.   Discovery Group exercises ultimate voting and dispositive power of the securities held by Discovery Equity Partners. As a consequence, Discovery Group may be deemed to share beneficial ownership of all of the Common Shares owned by Discovery Equity Partners. Voting and disposition decisions at Discovery Group with respect to the investment of such securities are made by a five-person investment committee (the “Committee”) which makes such investment decisions by majority vote. No member of the Committee may act individually to vote or sell Common Shares held by Discovery Equity Partners, nor does any such member have a veto right concerning the vote or sale of any such common stock. Accordingly, no individual member of the Committee is deemed to beneficially own, and each individual member of the Committee expressly disclaims beneficial ownership of, within the meaning of Rule 13d-3, any Common Shares held by Discovery Equity Partners solely by virtue of the fact that he or she is a member of the Committee.

The transactions in Common Shares effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

No person other than Discovery Equity Partners is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and Discovery Equity Partners, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 5 included as Exhibit 2 to this Amendment No. 5, and the Power of Attorney granted by Michael R. Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Power of Attorney is included as Exhibit 3 to this Amendment No. 5.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Company’s Common Shares during the 60-day period preceding this filing.

Exhibit 2: Joint Filing Agreement dated as of January 9, 2017, by and between Discovery Equity Partners and Discovery Group.

Exhibit 3: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2017
Date
DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature

Michael R. Murphy, Manager
Name/Title

DISCOVERY GROUP I, LLC By: Michael R. Murphy*
Signature

Michael R. Murphy, Manager
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Company’s Common Shares during the 60-day period preceding this filing.

Exhibit 2	Joint Filing Agreement dated as of January 9, 2017, by and between Discovery Equity Partners and Discovery Group.

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.